Exhibit 23.1




Consent of Independent Accountants



We consent to the incorporation by reference in the Registration Statement on Form S-3 related to the Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan to be filed by Home Properties of New York, Inc. of our report dated February 1, 1996, on our audits of the consolidated financial statements of Home Properties of New York, Inc. as of December 31, 1995 and 1994, for the year ended December 31, 1995 and the period from August 4, 1994 through December 31, 1994, and the combined financial statements of the Original Properties for the period from January 1, 1994 through August 3, 1994, and the year ended December 31, 1993, which report is included in the Annual Report on Form 10-K/A Amendment No. 1. We also consent to the reference to our firm under the caption "Experts".

/s/ Coopers & Lybrand LLP

Rochester, New York
October 8, 1996